Exhibit 99.1
July 2, 2024

IPERIONX AND APERAM PARTNERSHIP TO ADVANCE A CIRCULAR TITANIUM SUPPLY CHAIN

IperionX Limited (IperionX) (NASDAQ:IPX, ASX: IPX) and Aperam Recycling (Aperam), through its American entity ELG Utica Alloys (ELG), have signed an agreement for an innovative titanium processing and product manufacturing program.  This partnership will demonstrate IperionX’s fully circular and sustainable titanium supply chain solution, turning titanium scrap into high-performance titanium products for advanced industries.

Under this partnership, IperionX will use its patented titanium technologies to upcycle up to 12 metric tons of titanium scrap produced from the consumer electronics sector to manufacture a range of high-performance titanium products. IperionX will initially upcycle 1 metric ton of titanium scrap into high-grade titanium powder and then manufacture a range of titanium near-net shapes for specific parts, as well as plate, rod and wire products.

Aperam is focused on advancing the circular economy and is a global leader in stainless, electrical and specialty steel and recycling. ELG, part of Aperam Recycling, is a leading global specialist in sourcing and processing titanium, stainless steel and super alloys, processing over 1 million tons of metal annually.

Titanium is currently sourced over long distances from high cost supply chains with traceability issues. Titanium manufacturing generates high volumes of titanium scrap metal, such as cuttings and turnings, that is often downcycled to the ferro-titanium market.  IperionX’s innovative ‘end-to-end’ titanium supply chain solution can unlock new sources of titanium feedstocks, including scrap titanium and U.S. titanium minerals, to re-shore domestic titanium production and manufacture lower cost and more sustainable high-performance titanium products.

Carsten Becker, ELG Utica Alloys CEO said:

“We are pleased to announce our extended partnership with IperionX that will pioneer a fully circular titanium supply chain. This agreement with IperionX will ensure that more titanium is recycled and stays in a closed loop to reduce carbon emissions, advancing Aperam’s sustainability goals.”

Anastasios (Taso) Arima, IperionX CEO said:

“This important partnership with ELG will advance a more sustainable, fully circular and traceable U.S. titanium supply chain. Our new Titanium Manufacturing Campus in Virginia provides us with the full capability to process titanium scrap feedstocks and manufacture high-performance titanium products for advanced industries.”

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

IperionX		Aperam Recycling / ELG Utica Alloys
129 W Trade Street, Suite 1405 Charlotte, NC 28202	1080 Confroy Drive South Boston, VA 24592	Kremerskamp 16, D-47138 Duisburg, Germany	233 Weston Street Hartford, CT 06120

About IperionX

IperionX aims to become a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including consumer electronics, space, aerospace, defense, hydrogen, electric vehicles and additive manufacturing.

About Aperam

Aperam is a global player in stainless, electrical and specialty steel and recycling. Aperam has a flat Stainless and Electrical steel capacity of 2.5 million metric tons in Brazil and Europe and is a leader in high value specialty products. In addition to its industrial network, spread over six production facilities in Brazil, Belgium and France, Aperam has a highly integrated distribution, processing and services network and a unique capability to produce low carbon footprint stainless and special steels from biomass, stainless steel scrap and high-performance alloy scrap.

Aperam is a global player in stainless, electrical and specialty steel, with customers in over 40 countries. Since January 2022, the business is organized in four primary reportable segments: Stainless & Electrical Steel, Services & Solutions, Alloys & Specialties and Recycling & Renewables.

Aperam has a flat Stainless and Electrical steel capacity of 2.5 million tons in Brazil and Europe and is a leader in high value specialty products. In addition to its industrial network, spread over six production facilities in Brazil, Belgium and France, Aperam has a highly integrated distribution, processing and services network and a unique capability to produce low carbon footprint stainless and special steels from biomass, stainless steel scrap and high performance alloys scrap. With 5 of its main 6 facilities certified ResponsibleSteelTM, Bioenergia and its unique capability to produce charcoal made from its own FSC®-certified forestry and, with ELG, a global leader in collecting, trading, processing and recycling of stainless steel scrap and high performance alloys, Aperam’s places sustainability at the heart of its business, helping customers worldwide to excel in the circular economy. In 2023, Aperam had sales of EUR 6,592 million and shipments of 2.20 million tons.

For further information, please refer to the website at www.aperam.com

About ELG Utica Alloys
ELG Utica Alloys is part of ELG Group - Aperam Recycling division - a world-leading trader and recycler of stainless steel, high-performance alloys and metals and prime materials, with revenues of more than $2 billion. ELG Utica Alloys is one of the world's leading specialists in sourcing, processing, and supplying high-performance alloys and metals.

For further information, please refer to the website at www.elguticaalloys.com

Additional Disclosures

Key terms of the Agreement

ELG has agreed to supply IperionX with 12 metric tons of titanium scrap metal generated from the consumer electronics and technology hardware sector.

IperionX will qualify the titanium scrap feedstock and provide ELG with a detailed report on the quality and material properties of the titanium scrap.  IperionX will initially refine and upcycle 1 metric ton of titanium scrap into high quality titanium powder using its HAMR technology (Phase A). IperionX will then consolidate and manufacture the high-grade titanium powder produced in Phase A into a range of titanium products, including near-net shapes, wire, plate, rod and other titanium products, using its HSPT forging technology (Phase B).

IperionX will warehouse the remaining 11 metric tons of unprocessed titanium scrap, which is intended for future programs following the completion of the two-phase scope of work under the Agreement. Any future programs will be subject to a new agreement. If no future agreement is entered into, IperionX will return the unprocessed titanium scrap to ELG.

IperionX will invoice ELG for the work completed, which shall be US$150,000 for the completion of Phase A program and a further US$150,000 upon completion of the Phase B titanium manufacturing program.

The Agreement will remain in force until June 30, 2026 unless terminated earlier.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Other

This announcement has been authorized for release by the CEO and Managing Director.